To Our Shareholders, Employees and Policyholders and Underwriters:

        The Company earned $0.22 per share in 2003 on commissions and fees of $19.4 million. This result was accompanied by renewed interest from public shareholders. On a per share basis, shares of PFCO closed the year at $2.18. The market capitalization of PFCO on 31 December 2003 was $13.5 million.

        For the sixth consecutive year commissions per share increased over the prior period. While it would be unhelpful to view commercial insurance brokerage as a simple business, a single metric—commissions per share—provides a useful shorthand for considering the momentum of the business. Pan American Underwriters ("PAU"), our agency, created $2.70 in commissions per share in 2003 vs. $1.90 in 2002.

        Three factors explain the acceleration in commissions per share:

1)
Expanding Prices in the Insurance Marketplace

2)
The Integration of Acquisitions made in 2002 and early 2003

3)
Recruiting

Expanding Prices in the Insurance Marketplace

        Insurance cycles are well known to students of the industry. The tops and bottoms are difficult to forecast but the general direction of the market is knowable. The market began to harden in 2001, and profoundly so following 9-11. Hard markets drive up prices. They also demonstrate reduced availability of coverage and limits. Our business model has historically been sensitive to three core product areas: workers' compensation, health benefits and casualty-property. In recent years, all three of the traditional product areas experienced cyclical changes, from soft to hard, concurrently. In our experience, this is unique. It has been good for business. Pricing is up, but perhaps more importantly pricing is up in areas where our agency has demonstrated expertise. Additionally, despite more limited availability of coverage and limits, we have been able to supply our customers with product while our competitors have struggled to do the same. This has led to retention results in recent years consistent with the agency's historically high levels.

        PAU's ability to retain customers in a difficult market is proving itself to be one of its tactical strengths. This capability allows the agency to defense its present inventory of customers effectively—and the opportunity to grow new sales correlates directly to this skill. The skill, in part, is the result of decades of specialization. Our business, otherwise, is fundamentally a displacement business—new sales require an incumbent broker to be replaced by us. A great deal of time and resources are deployed to retain accounts as a result—and in a counter-intuitive manner, when you might conclude increased prices and tough markets means more new sales opportunity—it can be very difficult for an agency to grow net new sales. Agency management, in a hard market, can feel as if the opportunity to grow new sales is a best efforts activity only—when all the signs suggest it should be easier than ever.

        In order to be predatory, the camp fires need to keep burning and defenses need to be adequate. Our time honored focus on select segments within agribusiness is serving us well. We have access to products so our clients are not scrambling to find risk solutions in a difficult environment, even as they are adjusting to new price points. This current hard market has also coincided with a maturity and depth of experience within PAU sales professionals, partially the result of recruiting successes in recent years, all to the advantage of the Company. We expect superior account retention and solid new business gains to continue.

        Does it follow, if commissions per share are growing, then commissions per employee are expanding as well? It does. PAU is closing in on a goal to yield $200,000 commissions per employee. The average commissions per agent is already in excess of $500,000.

The Integration of Acquisitions and Recruiting

        From time to time we have been able to identify and close the purchase of another agency. In almost every instance these transactions are financially accretive in the first year. We often also gain leadership assets in addition to new revenue resources and improved geographical reach. In recent years we have tried to be intentional about expanding the range of competencies which define the agency as part of the strategy to acquire. New competencies benefit not only our clients and our underwriting relationships, they also have a significant impact on how we define opportunity. More specifically, new competencies build increased diversity in our revenue profile thereby making it easier to weather uncertainties such as the legislative and political attention currently facing our California workers' compensation business.

        What are these new competencies?

  •
  In 2003 we added nearly $2.0 million of new revenues related to crop insurance.

  •
  We are actively involved as the program manager for a Bermuda reinsurer which provides alternative market relief to the California workers compensation system.

  •
  We are building an expanded service fee platform around new leadership resources recruited to the agency late last year. In 2002, our fee income totaled less than $100,000. In 2003, income from fees exceeded $600,000. We believe that in the coming years services fees could compete with crop insurance in terms of level of magnitude impact on the top line.

        Integrating an acquisition with new senior leadership is part skill and all art. We are a small company with just slightly more than 100 employees. The culture of the enterprise helps explain why it has the following as we do with customers—it also helps explain why more and more senior level talent is seeking out PAU as an exciting venue for practicing their craft. In this business, bigger is rarely better. We are excited about growing the Company, but we wish to be careful stewards of the cultural assets as well as the hard business assets of the Company. This set of priorities may have a dampening effect on our ability to grow by acquisition. With that said, we also know that in order to fulfill shareholder expectations, we need to be aggressively pursuing both organic development and timely additions by transactions. Successful acquisitions, in our view, are more a measure of one's ability to integrate people and systems after the close. We are constantly thinking about how a new transaction may pressure test our infrastructure and customer service capabilities. Thus we keep acquisition and integration on our list of execution priorities moving forward so over time we are able to build more and more confidence in this important force for growing the Company. We must integrate well and occasionally identify the opportunity to acquire.

        We are constantly challenging PAU management to consider effective recruitment as one of the single most important ways to contribute to the organization. Part and parcel of recruiting, in our view, is to also be ready to "prune and improve" the organization in those instances where the suitability of the relationship, between the individual and the organization, has run its course. Parting company is as much a feature of strategic development of the Company as new hires—and it is a skill which can be refined with practice and vigilance. We think of recruitment, therefore, as the net impact on the Company resulting from the people we invite in and the attrition we experience whether this attrition is initiated by the employee or management.

        In recent periods our recruiting outcomes have been constructive. A measure of this point is our recent ability to recruit outsiders to senior level positions in a culture which prides itself on promoting from within. As new needs are identified, we have been willing to move to fill the requirement with the most able person, and if this leads us to look outside our community we do so unreluctantly.

        Ongoing recruiting also provides the Company with a lens on the industry, its pool of talent and its various structures used to compensate performance. The next few paragraphs talk about our thinking on the important subject of compensation.

Compensation

        How are we thinking about sales and executive compensation these days? In mid 2003, we overhauled our sales compensation model and made some systemic improvements. As a result, we have built a pathway to "house account" status for accounts which are likely to remain small—as measured by their overall commission level or are likely to remain monoline (unsupported with related product purchases through our agency). Customers meeting this profile are on their way to becoming "house accounts". In our first pass, we identified $1.6 million of gross commissions which met this criteria. These "house accounts" commissions are no longer input to determine producer compensation.    The margin contribution which arises from a change like this will be used to fund new recruiting efforts. It will also help increase the agency's ability to absorb lurches to revenue arising from unforeseen market adjustments. And there is one last, less obvious, benefit—our producers understand how important it is to fish where the concentrations of commissions are meaningful—not just where the surface boils with lots of smaller activity—and to intentionally cross sell.

        We also built an "Enterprise" model to acknowledge the most entrepreneurial sales people in our midst. Every agency has individuals who create value by creating product. Very few agencies create enterprise-wide economics for such innovators. At PAU, whenever a producer builds proprietary product which can be sold "globally"—at any of our offices—the innovator participates in a new form of economics which acknowledges the contribution to the "system." Where an "Enterprise" model is warranted three things occur: 1)  the Company retains all rights, 2) the producer's additional economics show up after, not before, the Company recovers all costs and adds its margin and 3) Enterprise economics for the innovating producer is recurring.

        And what about executive compensation? As this letter goes to press, I am working with the PFCO Board of Directors to restructure the variable portion of executive compensation. The historical model has neither been wildly imaginative nor indifferent to the bottom line. When results were negative, my personal bonus was easy to calculate—on more than one occasion I have been awarded a zero at the end of a year.

        While I have never enjoyed a zero bonus, I acknowledge and support the message it sends. Over a period of nearly three decades I have also acquired a meaningful personal stake as a holder of PFCO stock. Through the turbulent 1990's, I never sold a share. Now as we look ahead, I am promoting a plan which would not necessarily pay me a bonus even if we are profitable. Instead we are working on details so that my personal variable compensation would take place only and after certain goals are reached—and merely being profitable would not by itself trigger a bonus. Instead I am working with the Board to establish guidelines which recognize compounded earnings growth as the threshold idea for my bonus consideration. And, the compounding would be at growth rates greater than the organic capacity of the agency, which means we must, from time to time, identify and execute acquisitions for a bonus to be triggered.

        In some respects, the changes we are contemplating reduce the likelihood of variable cash consideration payouts to the most senior executives. This is not the goal per se—the per se goal is to achieve an alignment of interests between executives and shareholders—to minimize the chance of disparity in motivation and outcome. We all want the agency to grow—to grow top line and to continue to find ways to grow its margins.

Dividends? What about dividends?

        The Company has been focused for some time on reducing debt and accumulating cash. The first issue is well in hand. We will be out of debt by the end of 2005. The tax assets of the Company are significant. Consequently, we are on a path to grow cash and retained earnings so long as we continue to be profitable.

        The current conditions related to debt levels and profitability certainly makes the case for shareholder dividends easier to make than in previous periods. If the Board of Directors officially declares a dividend to holders in the near term, it is our expectation it will be recurring on an annual basis. We are not part of an industry well known for dividend payouts. It may make sense to acknowledge our shareholders this way. The issue is under consideration.

What else do we know?

        We know the State of California is headed towards a resolution of its workers' compensation problems. As it bears upon PAU, we believe the downward pressure on commission is, at least for now, flattening with no further near term reductions anticipated. The downward trend began in 2003—this downward pressure on our California revenues, especially as it relates to business placed with the State Compensation Insurance Fund of California ("SCIF"), will become more apparent later in 2004 and thereafter a leveling out should take place. Also, related to SCIF, is the recently announced decision to eliminate bonuses paid to agencies based upon premium volume and retention. This change will effect PAU revenue beginning in 2004 (and cash flow in 2005). This change, on a trailing basis, represents a 5% loss of revenue; unwelcome, to be sure, but a change we have been anticipating and one we should be able to overcome with new sales.

What else do we believe?

        In March 2004 we announced with the release of the 2003 Form 10-K, the promotion of Roberts F. Underwood to the position of President of PAU. Bob is 43 years old. It was my pleasure to sponsor this promotion and recognition of Bob Underwood.

        It also signals a change at PAU that the Company is adapting to its growth as it attempts to position itself to fulfill the opportunities before it. Leadership development is a crucial part of such readiness preparation. I was first elected President of PAU in 1984. In 1984, PAU sales were less than $5 million. It took 20 years to reach $20 million. It should take a fraction of that time to double again the size of our Company. Leadership will play a big role if such a future awaits us.

        Throughout 2004 and beyond, it is our intent for Bob to assume overall responsibility for agency operations, emphasizing sales, which will be more apparent and more explicit each period. My role should evolve as well. I will still be able to pinch hit on operations, but with an expectation that strategic opportunity identification and M&A activity will rationalize my ongoing involvement. Having said this, I refer back a few paragraphs to the comment about compensation. We are a small company—but unlike truly small companies—we are changing our mode of doing business so we can afford more talent at the top—always trying to build new leadership capacity. It has been my desire to view my role in this Company over time as one very closely akin to what one would expect of an investor. In 2005, I complete 30 years with the Company, starting in the "data processing' department in 1975. Our family is the single largest shareholder. Share value is what we think about. With Bob Underwood elected President of PAU, we may be able to show we have the talent to fulfill the agency's potential. At a minimum, it makes a lot of sense to reduce the dependency on any one individual at every level of the organization. At the level of who presides over the agency, we have wanted to patiently wait for the right time to act on this objective. I believe our patience has and will continue to be rewarded.

        Bob assumes the presidency with money in the bank, momentum in the numbers and a lot of support. May it continue. Thank you, all of you, for your support and ongoing interest in the Company.

Sincerely,

/s/ Jeffrey A. Snider

Jeffrey A. Snider
Chairman and Chief Executive Officer

PAULA Financial
2003
Corporate Information
Office Locations

2003 Pan American Underwriters
Office Directory

        Blythe
602 West Hobson Way,
Suite B
Blythe, CA 92225
760-922-5156 P
760-922-4944 F

        Brawley
4231 Highway 86, Suite 9
Brawley, CA 92227
800-454-6650
760-344-6650 P
760-344-3256 F

        Coachella
86-695 Avenue 54, Suite G
Coachella, CA 92236
800-713-4172
760-399-0041 P
760-399-5518 F

        Fresno
1780 East Bullard Avenue
Suite 101
Fresno, CA 93710
800-517-6800
559-439-3330 P
559-439-3505 F

        Modesto
3001 Coffee Road, Suite 2
Modesto, CA 95355
877-860-4994
209-544-7020 P
209-544-7024 F

        Newport Beach
4029 Westerly Place,
Suite 202
Newport Beach, CA 92660-2318
949-955-5833 P
949-955-5854 F

        Pasadena
87 East Green Street, Suite 206
Pasadena, CA 91105
800-329-4407

626-844-7100 P
626-844-7144 F

        Phoenix
5724 West Palmaire
Glendale, AZ 85301
800-245-2069
623-939-3399 P
623-931-1166 F

        Sacramento
2880 Gateway Oaks Dr., Ste 310
Sacramento, CA 95833
888-389-2495
916-286-5960 P
916-646-3996 F

        Salinas
201-Monterey-Salinas Hwy
Suite G
Salinas, CA 93908
800-444-6122
831-455-9515 P
831-455-2661 F

        Santa Maria
2529 Professional Parkway
Suite A
Santa Maria, CA 93455
805-938-1575 P
805-938-0661 F

        Stockton
2800 West March Lane
Suite 420
Stockton, CA 95219
888-640-0593
209-955-2600 P
209-474-0697 F

        Ventura
1695 Mesa Verde Avenue
Suite 190
Ventura, CA 93003
805-650-8730 P
805-650-9579 F

        Yuma
2201 South Avenue A
Suite 102
Yuma, AZ 85364
928-329-7722 P
928-329-7788 F

2003 Paula Financial
Corporate Information

Corporate Office
87 East Green Street
Suite 206
Pasadena, CA 91105
(626) 844-7100

Corporate Counsel
Morgan Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178-0060

Independent Auditors
Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Stock Listing
The company's stock is traded on the
Nasdaq Stock Market under the symbol "PFCO".

Stockholder Information
Stockholder Information or a hard copy of
the Annual Report materials may be obtained by
writing to the Investor Relations Department
at the above Corporate address
or at debbiemaddocks@paula.com.

Stockholder Account Information
Mellon Investor Services, LLC is the
transfer agent, registrar and dividend
disbursing agent for the Company.
Stockholders of record with questions
about lost certificates, lost or missing
dividend checks, or notification
of address should contact:

Mellon Investor Services, LLC
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 356-2017
www.melloninvestor.com